JPMORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

September 24, 2021

Alison T. White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange-Traded Fund Trust (the “Trust”), on behalf of JPMorgan Active Value ETF and JPMorgan Income ETF — Post-Effective Amendment No. 322; File 191837; 811-22903

Dear Ms. White:

This letter is in response to the comments you provided telephonically on July 26, 2021, with respect to the filing related to the JPMorgan Active Value ETF (the “Active Value ETF”) and the JPMorgan Income ETF (the “Income ETF”; collectively, with the Active Value ETF, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 that will take effect on or after September 29, 2021. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ Registration Statement.

BOTH FUNDS – PROSPECTUS COMMENTS

1.	Comment: Please update the series information on EDGAR with each Fund’s Class IDs and tickers.

Response: The update will be made prior to the launch of each Fund.

2.

Comment: Please include a statement in the narrative following the Fee Table that “Other Expenses” are based on estimated amounts for the current fiscal year in accordance with Instruction 6 to Item 3 of Form N-1A.

Response: The disclosure will be added in a filing made pursuant to Rule 485(b).

3.

Comment: The expense examples include two tables with the heading “Whether or Not You Sell Your Shares, Your Cost Would be.” If there is no CDSC, please delete the duplicate table or provide an explanation as to why both tables are necessary.

Response: The Funds do not charge a CDSC and the second table will be deleted in a filing made pursuant to Rule 485(b).

4.

Comment: Items 4 and 9 require a Registrant to disclose the Fund’s principal investment strategies, which, as noted in Instruction 2 to Item 9.b.(1) of Form N-1A, “depends on the strategy’s anticipated importance in achieving the fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns.” The Funds’ current disclosure indicates that, as part of its investment process, the adviser seeks to assess the impact of certain ESG factors to identify issuers that you believe may be negatively or positively impacted by such factors relative to other issuers. As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of your principal strategies. Please either (1) expand on your disclosure to address the specific E, S, and G factors considered - including the types of data and analysis reviewed - and how the factors relate to buy/sell decisions or (2) relocate the disclosure to a more appropriate location.

Response: We respectfully acknowledge your comment; however, we believe, the current placement of the ESG integration disclosure in the Risk/Return Summaries is appropriate. The disclosure is designed to reflect that the adviser integrates ESG into its investment processes to the extent those factors are financially material. The disclosure related to ESG integration is not provided in response to Item 9(b)(1), which requires a Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires a Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). As a result, we believe the current disclosure is appropriate and in compliance with Form N-1A, and that it is not misleading to provide a summary of the adviser’s investment process in the “What are the Fund’s main investment strategies” section, as it provides information to shareholders as to how the adviser decides which securities to buy and sell.

In addition, we believe the level of detail explaining the integration of the ESG factors into the investment process is appropriate and proportionate to its role within the broader context of the investment processes for the Funds. For example, as highlighted in the Income ETF disclosure below, the consideration of ESG factors is only part of the investment process:

In buying and selling investments for the Fund, the adviser uses a flexible, opportunistic approach that combines strategy and sector rotation (asset allocation). Strategy rotation refers to the shifting of investments among the multiple debt markets in which the Fund may invest. Sector rotation refers to the shifting of investments from one or more sectors (for example, high yield) into one or more other sectors (for example, emerging markets). For each strategy/sector, dedicated specialists provide security research and recommendations to the lead portfolio managers. Buy and sell decisions are based on fundamental, quantitative and technical analysis, including the expected potential to generate income. As part of its risk management strategy, the adviser typically will invest in multiple strategies/sectors, but, as part of the Fund’s opportunistic strategy, the adviser has flexibility to invest in a single or small number of strategies/sectors from time to time. Due to the Fund’s flexible asset allocation approach, the Fund’s risk exposure may vary and a risk associated with an individual strategy or type of investment may become more pronounced when the Fund utilizes a single strategy or type of investment or only a few strategies or types of investments. Generally, the adviser will sell a security when, based on fundamental, quantitative and technical analysis and the considerations described above, the adviser believes the issuer’s credit quality will deteriorate materially or when the adviser believes that there is better relative value available in the market in securities of comparable quality. As part of its investment process, the adviser also considers certain environmental, social and governance factors that it believes could have a material negative or positive impact on the risk profiles of certain securities or countries in which the Fund may invest. These determinations may not be conclusive and securities or countries that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.

We believe the disclosure above contains an appropriate level of detail concerning the integration of financially material ESG factors in the broader context of the Funds’ investment processes. We note that the disclosure highlights that the ESG factors are only a consideration and are not determinative of whether a Fund will invest in a particular security. We further note that the Active Value ETF and the Income ETF are distinguishable from Funds that go beyond ESG integration where additional risk and strategy disclosure would be warranted.1 Notably, the Funds do not include “Sustainable” in their names, and will not be marketed as “Sustainable” Funds that have a principal strategy to invest in companies that meet certain sustainability criteria or exclude industries or securities in certain industries. As a result, we believe that the current disclosure is appropriate and meets the requirements of Form N-1A.

5.

Comment: The Market Trading Risk in the “More About the Fund” section provides that “Given the nature of the relevant markets for certain of the securities for the Fund, Shares may trade at a larger premium or discount to NAV than shares of other kinds of ETFs.” Please explain what about these Funds or their markets warrants this disclosure.

Response: As indicated in the Risk/Return Summary, the Income ETF has broad flexibility to invest in a wide variety of debt securities and so believe the disclosure is appropriate given the wide range of securities and markets in which the Fund may invest. For the Active Value ETF, we will delete the disclosure as we believe it is unnecessary given the types of large cap securities and markets in which the Fund invests.

[1]	See ICI publication “Funds’ Use of ESG Integration and Sustainable Investing Strategies: An Introduction.”

ACTIVE VALUE ETF – PROSPECTUS COMMENTS

6.

Comment: The disclosure that indicates that “[t]he adviser will invest in companies whose securities are, in the adviser’s opinion, undervalued when purchased.” Please disclose how the adviser determines that a company is “undervalued.”

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate as it discloses that the adviser employs a bottom-up approach to stock selection, constructing portfolios based on company fundamentals, quantitative screening and proprietary fundamental analysis.

7.

Comment: Please indicate what is meant by the disclosure that the adviser will invest in companies whose securities “have the potential to increase the intrinsic value per share” under “What are the Fund’s Main Investment Strategies – Investment Process” in the Risk/Return Summary. Please explain how the intrinsic value per share is determined.

Response: The Active Value ETF will add the following disclosure to the “What are the Fund’s Main Investment Strategies – Investment Process” and “More About the Fund – Additional Information about the Fund’s Investment Strategies – Main Investment Strategies – Investment Process”) sections of the Prospectus:

The “intrinsic value” of a stock is an expression of what the adviser believes to be the stock’s true worth.

8.

Comment: The disclosure indicates that the adviser’s investment process includes a review of “proprietary data” and “data from third party vendors.” Please identify the sort of proprietary data and third party vendor data the adviser uses as part of its investment process.

Response: We respectfully acknowledge your comment, and we believe the current disclosure is appropriate as it discloses that adviser constructs portfolios based on company fundamentals, quantitative screening and proprietary fundamental analysis.

9.

Comment: The “More About the Fund – Investment Risks – Main Risks” section includes disclosure regarding “Foreign Securities and Emerging Markets Risk.” The Staff notes that this implies that investing in emerging markets is a principal investment strategy of the Fund. If investing in emerging markets is a principal investment strategy of the Fund please include appropriate disclosure in the “Risk/Return Summary” section of the Prospectus.

Response: The Active Value ETF does not invest in emerging markets securities as a principal strategy, and the reference to Emerging Markets Risk will be deleted from the risk disclosure.

INCOME ETF – PROSPECTUS COMMENTS

10.

Comment: Please advise supplementally whether the Fund may invest greater than 15% of assets in sub-prime mortgage-related securities, CMOs, distressed debt, private placements, and restricted securities. The staff may have further comments if the Fund intends to do so.

Response: While these types of investments in the aggregate may be over 15%, we do not currently anticipate that any of the investment types individually will be over 15% with the exception of agency MBS structured as CMOs. Please note that the Fund would not invest more than 15% in Illiquid Investments as defined under the Fund’s Liquidity Risk Management Program.

11.

Comment: Please indicate what is meant by the disclosure that the Fund may invest a “significant portion” of the Fund’s assets in asset-backed, mortgage-related securities and mortgage-backed securities in the fifth paragraph under “What are the Fund’s Main Investment Strategies” in the Risk/Return Summary. Please revise to include potential ranges based on percentage of assets so investors may understand the extent of exposure of the offered Fund.

Response: The use of “a significant portion” is meant to convey to investors that the Fund does not have a percentage limitation on investment in asset-backed, mortgage-related and mortgage-backed securities. As disclosed in the prospectus, the Income ETF has a broad flexibility to invest in a wide variety of debt securities. Thus, we believe the disclosure is appropriate given the wide range of securities and markets in which the Fund may invest.

12.

Comment: High Yield Securities and Loan Risk in the Risk/Return Summary discloses that “[C”]ertain loans may take more than seven days to settle.” With respect to this statement, please address somewhere in the filing how the Fund intends to meet short term liquidity needs which may result as a result of the lengthy settlement period.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

13.	Comment: The Main Risks include Geographic Focus Risk. Please state in the principal strategy disclosure that the Fund may focus its investments in certain regions and countries including Europe.

Response: The Fund current anticipates investing most of its assets in the U.S. but, as disclosed in the Risk Return Summary, the Fund has broad discretion to invest in both U.S. and foreign markets including emerging markets. To reflect this flexibility, we will add the following disclosure to the principal investment strategy rather than specifically identifying Europe.

“The Fund has discretion to focus its investments in one or more regions or small groups of countries including both U.S. and foreign markets including emerging markets.”

14.

Comment: The “Additional Investment Strategies” disclosure indicates that the Fund may “originate loans.” Please clarify in the disclosure what is meant by “originating loans” including the types of obligors. In addition, please confirm in correspondence that loan originations will be limited to 15% of the Fund’s assets.

Response: The disclosure will be revised to provide as follows:

“While the Fund typically invests in debt and income producing securities, the Fund may also originate loans, in which the Fund may lend directly to a borrower or obligor by investing in limited liability companies that make loans directly to borrowers or obligors.”

Additional disclosure concerning loans including loan originations is included in Part II of the Statement of Additional Information under “Loans.” Such disclosure will be further clarified to reflect that the disclosure concerning loan originations applies to the Income ETF. There are no specific limitations on borrowers or obligors consistent with the Fund’s ability to invest in a range of debt investments. Loan originations are not a principal strategy of the Fund and we hereby confirm that loan originations will not exceed 15% of the Fund’s assets.

15.

Comment: The paragraph that begins “In recent years” is included in High Yield Securities Risk, Loan Risk and Covenant Lite Loan Risk in the “More About the Fund” section. Please consider whether such disclosure is duplicative and should be further consolidated.

Response: Based on our review, we have determined to retain the disclosure as it is applicable to all three types of investment risk and may provide useful information to investors who want information on only one type of investment risk.

16.

Comment: In the More About the Fund section, Convertible Securities Risk includes references to contingent convertible securities. If contingent convertible securities are part of the Fund’s principal investment strategy, please add disclosure to the Risk/Return Summary.

Response: The Fund does not anticipate using contingent convertible securities as not part of its principal investment strategy.

17.

Comment: In the More About the Fund section, the Derivatives Risk references “engaging in short sales”. Please indicate whether short sales are a principal risk of the Fund, and if not, explain why short sales are referenced in the risk disclosure.

Response: The reference to “engaging in short sales” will be deleted.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary